UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

FORM 12b-25
NOTIFICATION OF LATE FILING
(Check one):	Form 10-K	Form 20-F	Form 11-K	X	Form 10-Q	Form 10-D	Form N-SAR	Form N-CSR

	For Period Ended:	SEPTEMBER 30, 2006

Transition Report on Form 10-K

Transition Report on Form 20-F

Transition Report on Form 11-K

Transition Report on Form 10-Q

Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Full Name of Registrant
PARLUX FRAGRANCES, INC.

Former Name if Applicable

Address of Principal Executive Office (Street and Number)
3725 S.W. 30th Avenue

City, State and Zip Code
Fort Lauderdale, Florida 33312

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D,or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

X

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

The Company is in the process of completing its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006. Due to the delay in filing its June 30, 2006 Quarterly Report on Form 10-Q, which was filed on August 30, 2006, the Company needs additional time to file this Quarterly Report.  The Company experienced a lack of readiness for reporting in a timely manner.  Extended leave by a key accounting employee was not anticipated and, despite the Company hiring a qualified temporary employee, the commencement of the closing and reporting process for the September 30, 2006 Form 10-Q added to the delay.  In addition, on November 8, 2006, a Consolidated Amended Class Action Complaint (the “Consolidated Amended Complaint”) was filed, consolidating the five Class Action Complaints previously filed during August and September 2006 (the “Class Actions”).  The Consolidated Amended Complaint included the allegations in the Class Actions, as well as new allegations that the Company improperly recognized revenue on sales to related parties during the three months ended September 30, 2005 and failed to comply with certain SEC disclosure rules surrounding “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.   The Company anticipates that it will file its complete Quarterly Report as soon as required procedures have been completed, including an internal review and a review by the Company’s Audit Committee of the new allegations in the Consolidated Amended Complaint.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	FRANK A. BUTTACAVOLI	954	316-9008
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes			X	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes			X	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that diluted earnings per share for the quarter ended September 30, 2006 will be in the range of $0.16 to $0.17 per share, compared to $0.21 per share in the prior year comparable quarter. Net sales are anticipated to decrease by approximately 1% for the comparable prior year three-month period.  The reduction is mainly attributable to the decrease in sales to U.S. department stores due to the acquisitions and consolidations in this sector, and the delay in production of certain new products, as well as a reduction in sales to related parties, also due to production delays for certain products.  The sales decreases during the period were partially offset by increased sales to international distributors, which sales result in lower gross margins. The earnings decrease is also attributable to approximately $1,400,000 in minimum royalties in connection with certain non-fragrance products, approximately $540,000 in costs for temporary warehouse storage space and duplicate expenses prior to opening the Company’s new warehouse and distribution center in New Jersey, and approximately $750,000 of additional interest expense.  These additional costs were partially offset by an approximate $1,775,000 gain from the sale of the Company’s shares in E Com Ventures, Inc., an affiliated company, and the parent of Perfumania, Inc.

PARLUX FRAGRANCES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2006	By:	/s/ Frank A. Buttacavoli
Frank A. Buttacavoli, Exec. VP / COO / CFO